P.E. 11-30-03

04031719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 01 2004
WASH. D.C. 158

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended November 30, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN
(Full title of the plan and the address of the plan,
if different from that of the issue named below)

AVERY DENNISON CORPORATION
150 North Orange Grove Blvd.
Pasadena, California 91103
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND EXHIBIT AS FOLLOWS:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: May 26, 2004

By [signature]
Karyn E. Rodriguez
Vice President and Treasurer,
Avery Dennison Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants
of the Avery Dennison Corporation
Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the "Plan") at November 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended November 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of November 30, 2003 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 25, 2004

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Millions)

As of November 30,	2003	2002
ASSETS		
Investments	$ 699.4	$ 756.1
Receivables	2.6	3.1
Total assets	702.0	759.2
LIABILITIES		
Note payable	18.0	20.0
Other payables	.4	1.2
Total liabilities	18.4	21.2
Net assets available for benefits	$ 683.6	$ 738.0

The accompanying notes are an integral part of these financial statements.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Millions)

For the year ended November 30, 2003	
ADDITIONS:	
Investment income:	
Interest	$ 6.6
Dividends	12.4
Total investment income	19.0
Employer contributions	2.5
Participant contributions	26.0
Total additions	47.5
DEDUCTIONS:	
Net depreciation in the fair value of investments	42.6
Interest expense	.3
Benefits paid to participants	53.6
Plan transfers	4.3
Administrative expenses	1.1
Total deductions	101.9
Net decrease	(54.4)
Net assets available for benefits:	
Beginning of year	738.0
End of year	$ 683.6

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary Description of the Plan:

The Avery Dennison Corporation Employee Savings Plan (the "Plan") is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Eligible regular full-time employees may participate immediately upon employment. Eligible employees who are not regular full-time employees must complete 12 consecutive months of employment and 1,000 hours of service before they may participate in the Plan. Effective July 1, 2000, each newly hired eligible regular full-time employee is automatically enrolled in the Plan, contributing a percentage (currently four percent) of his or her compensation in the form of Pre-Tax Savings ("PTS") contributions, unless the employee affirmatively elects not to enroll or specifies a different amount to be contributed. Each year, a participant may contribute from 1 percent to 16 percent of total eligible compensation on a pre-tax and/or after-tax basis (subject to an annual maximum, as prescribed by legal requirements and limits imposed on highly compensated employees in order to satisfy nondiscrimination requirements). Effective July 1, 2002, certain older participants may contribute additional "catch-up" PTS contributions over the otherwise applicable limit. Participants direct the investment of their contributions into various investment options offered under the Plan. Avery Dennison Corporation (the "Company") matches 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Company common stock. Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon are 100 percent vested after three years of service, or if earlier, upon a participant's death or 65th birthday. If a participant's employment terminates prior to that time, all Company contributions and earnings thereon are forfeited.

PTS contributions and Company contributions, including any earnings, are not taxable until they are withdrawn or distributed. Eligible employees are permitted to make rollover contributions of "eligible rollover distributions" from an "eligible retirement plan" into the Plan, including direct rollovers.

In general, participants may take hardship withdrawals, withdrawals at age 59 ½ and certain other withdrawals, subject to legal and/or Plan restrictions and requirements. Participants who are age 50 and above may elect to diversify the matching Company contribution.

Participants also have the right, subject to certain limitations and requirements, to borrow from certain accounts. The loans are collateralized by up to 50 percent of the participant's vested accounts and bear reasonable interest rates commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.

Participants should refer to the Plan document for additional information relating to the Plan.

The Company presently intends the Plan to be permanent. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time. In the event of termination of the Plan, each participant will be 100 percent vested in his or her Company matching and participant contributions and all of the assets in participant accounts will be distributed to the participants (or beneficiaries) in proportion to their account balances.

NOTES TO FINANCIAL STATEMENTS

2. Plan Transfer:

Upon participant elections, the Company transferred $4.3 million from the Plan to another retirement plan of the Company for the year ended November 30, 2003.

3. Summary of Significant Accounting Policies:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies:

Investments

The Plan considers cash on hand, and short-term deposits and investments with maturities of three months or less when purchased, as cash and cash equivalents. The short-term deposits consist of units of participation in collective investment funds ($1/unit).

Guaranteed investment contracts are valued at "contract value," which represents contributions plus interest earned less benefits paid and transfers to other funds. If one or all of the contracts were to be terminated by the Plan prior to the expiration date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements.

Bonds, U.S. government notes and investments in a registered investment company are valued at quoted market prices as of the end of the fiscal year of the Plan. Investments in Company common stock are valued at the closing market price on the last business day of the Plan's fiscal year.

Participant loans are valued at cost. At the time that each loan is made, the interest rate is fixed and equals the prime rate plus one percent for that quarter. The loans generally have a maximum term of five years and are recorded against participants' accounts on the date of borrowing. Principal and interest payments are credited to participants' accounts.

The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments during the period, is reported in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade date basis. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in the market value as compared to the cost basis of the assets during the Plan's fiscal year.

NOTES TO FINANCIAL STATEMENTS

The Department of Labor requires realized and unrealized gains and losses to be determined using the value of the asset as of the beginning of the plan year (referred to as the "current value method") rather than using the historical cost basis of the asset. Therefore, the amounts reflected in Note 4, calculated on an historical cost basis, will differ from those presented in the Internal Revenue Service ("IRS") Form 5500, Annual Return/Report of Employee Benefit Plan, to be filed for the Plan.

Amounts due to participants for benefit claims that were processed and approved for payment prior to November 30, 2003 and 2002 but not yet paid as of those dates were $1.8 million and $1.5 million, respectively. Included in amounts owed to participants was $.6 million for each of the years ended November 30, 2003 and 2002 in rollover distributions directed to another Company-sponsored plan. All benefits are payable from net assets available for benefits. The financial statements and IRS Form 5500 differ in the presentation of benefits payable due to different guidelines promulgated by accounting principles generally accepted in the United States of America and the IRS.

Leveraged Stock Fund

Included in the Plan is a leveraged employee stock ownership (the Employee Stock Ownership Plan) feature in which loan proceeds (Note 8) are used to purchase Company common stock. Net assets available for benefits in the fund, $35.8 million and $52.0 million as of November 30, 2003 and 2002, respectively, are unallocated. Company common stock in this fund can be allocated to participant accounts to satisfy employee elected contributions that invest in Company common stock and employer matching contributions.

Contributions

Participant and employer contributions are recorded on an accrual basis. The employer's matching contribution consists solely of Company common stock. Employer contributions can be made by releasing the required number of shares of the unallocated Company common stock from the Plan's leveraged stock fund necessary to satisfy the Company's matching contribution.

Administrative Expenses

Investment management fees and reasonable administrative expenses are charged to and paid by the Plan. All other administrative expenses of the Plan are paid by the Company, except for certain fees (such as fees associated with Plan loans) which are paid by participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Other

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

4. Net Depreciation in the Fair Value of Investments:

During the year ended November 30, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $42.6 million, net as follows:

(In millions)	Appreciation (Depreciation)
Investments in registered investment companies	$ 20.5
Company common stock	(63.1)
Net depreciation in the fair value of investments	$ (42.6)

5. Investments:

The following are the fair values of individual investments that represent 5 percent or more of the Plan's net assets available for benefits (in millions):

November 30,	2003	2002
Company common stock*	$ 359.1	$ 440.1
Fidelity United States Equity Index Fund	38.5	**
Fidelity Magellan Fund	44.8	42.2

* Participant and nonparticipant-directed.
**Balance does not represent 5 percent or more of the Plan's net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

6. Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows (in millions):

Net Assets:

November 30,	2003	2002
Company common stock	$ 220.4	$ 261.5

Changes in Net Assets:

Year Ended November 30, 2003	
Interest income	$ .3
Dividends	6.2
Net depreciation in the fair value of investments	(38.9)
Employer contributions	2.4
Participant contributions	4.0
Interest expense	(.3)
Transfers to participant-directed investments	(1.2)
Benefits paid to participants	(12.9)
Administrative expenses	(.7)
	$ (41.1)

7. Investment Contracts with Insurance Companies:

The Plan has purchased guaranteed investment contracts with various insurance companies. The investment contracts are included in the financial statements at contract value of approximately $46.4 million and $52.1 million (which approximates fair value) as of November 30, 2003 and 2002, respectively, and represents contributions plus interest earned less benefits paid and transfers to other funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The crediting interest rates paid on the guaranteed investment contracts ranged from 2.76 percent to 7.85 percent as of November 30, 2003 and from 4.92 percent to 7.85 percent as of November 30, 2002. The Plan earned an average yield on these investment contracts of 5.56 percent and 6.57 percent for the years ended November 30, 2003 and 2002, respectively. There were no reserves against contract values as of November 30, 2003 and 2002.

NOTES TO FINANCIAL STATEMENTS

8. Note Payable:

The Plan has a $60 million revolving credit agreement with the Company. The financing available under the revolving credit agreement is used to acquire the Company's common stock, as provided in the Plan. Borrowings under the credit agreement bear interest at the London Interbank Offered Rate plus $^{3}/_{8}$%, with interest due quarterly. At November 30, 2003 and 2002, the Plan had approximately $18 million and $20 million, respectively, of outstanding borrowings under this facility. During 2003, the Plan paid interest on the debt at an average rate of 1.6 percent.

The maturity date of July 1, 2005 may be extended for an additional year, as permitted on each anniversary date of the credit agreement. To the extent that the Company elects not to renew its commitment, the principal indebtedness outstanding shall be payable in twenty-eight quarterly installments during the seven year period immediately following the termination date. If the Company elects not to renew its commitment at the next anniversary date, the amount of debt outstanding at November 30, 2003 would mature as follows (in millions):

For the years ended November 30,	
2004	$ -
2005	.5
2006	1.2
2007	1.6
2008	2.0
Thereafter	12.7
	$ 18.0

Borrowings under the agreement are collateralized by the unallocated Company common stock held in the Plan's leveraged stock fund.

9. Related-Party Transaction:

Since the Company's common stock is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. Certain other plan investments are short-term deposits and investments, shares of mutual funds and Company common stock managed by Fidelity Management Trust Company, the Recordkeeper as defined by the Plan. Additionally, certain other plan investments are short-term deposits and investments and Company common stock held by U.S. Trust Company, the Custodian as defined by the Plan. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties (in millions):

November 30,	2003	2002
Avery Dennison Corporation	$ 359.1	$ 440.1
Fidelity Management Trust Company	213.6	189.7
U.S. Trust Company	.9	.1
	573.6	629.9

NOTES TO FINANCIAL STATEMENTS

10. Tax Status:

The Plan is intended to comply with the provisions of Section 401(a) and other applicable provisions of the Internal Revenue Code (the "Code"). The Plan received a favorable determination letter from the IRS that includes amendments through September 2003. The Plan is, therefore, considered exempt from federal and state income taxes.

Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Plan is designed and it is intended that the Plan is being operated in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to comply with the applicable requirements under the Code.

11. Concentration of Credit Risk:

Included in the Plan's investments is a fixed income fund, which invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short and medium-term fixed income securities aggregating to approximately $63.8 million and $57.8 million as of November 30, 2003 and 2002, respectively. Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Company, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with qualified investment institutions. Under these contracts, the investment institutions guarantee that there will be no investment loss due to fluctuations in interest rates for the bonds and U.S. Government notes held in the fixed income fund.

The Plan's cash and cash equivalent balances with financial institutions may, at times, exceed federally insured limits. Although the Plan may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

12. Subsequent Event:

Effective as of December 31, 2003, the Company merged into the Plan the net assets of the RVL Packaging, Inc. Salary Savings Plan (the "RVL Plan"), the RVL Printed Labels 401(k) Plan (the "RVL Labels Plan") and the Avery Dennison Corporation 401(k) Profit Sharing Retirement Plan (formerly the L&E Packaging LLC 401(k) Profit Sharing Retirement Plan) (the "L&E Plan"), which are intended to be qualified defined contribution plans. The net assets of the RVL Plan, the RVL Labels Plan and the L&E Plan were approximately $4.5 million, $.4 million and $6.1 million, respectively, on the date of the merger.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of November 30, 2003
EIN #95-1492269 Plan #004
(Dollars in Millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
*	Fidelity Short Term Investment Fund	Short Term Investment, 1.0% variable		$ 4.3
*	Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		1.2
	SSBK Short Term Investment Fund	Short Term Investment		.8
**	U.S. Trust Co of California Market Rate Account	Short Term Investment, 1.1% variable		.9
	Total Cash and Cash Equivalents			**7.2**
	Allstate Life Insurance Company	Guaranteed Investment Contract GA-6189, Stepped maturity, 7.2%		2.7
	GE Life and Annuity	Guaranteed Investment Contract GS-3564, Stepped maturity, 5.8%		3.5
	Hartford Life Insurance Company	Guaranteed Investment Contract GA-10421, Stepped maturity, 6.1%		3.6
	John Hancock Mutual Life Insurance Company	Guaranteed Investment Contract 15069, Stepped maturity, 7.2%		2.5
	Metropolitan Life Insurance Company	Guaranteed Investment Contract 25229, Stepped maturity, 7.3%		1.7
	Ohio National Life Insurance Company	Guaranteed Investment Contract GP-5317, Stepped maturity, 7.9%		1.3
	Ohio National Life Insurance Company	Guaranteed Investment Contract GA-5909, Stepped maturity, 6.2%		1.0
	Pacific Life Insurance Company	Guaranteed Investment Contract G2642701, Stepped maturity, 6.1%		1.7
	Protective Life Insurance Company	Guaranteed Investment Contract GA1698, Stepped maturity, 6.3%		1.4
	Security Life Denver Insurance Company	Guaranteed Investment Contract FA0920, Stepped maturity, 5.9%		1.7
	Travelers Insurance Company	Guaranteed Investment Contract GR-17403, Stepped maturity, 7.4%		1.7
	Total Guaranteed Investment Contracts			**22.8**
	CDC Financial Products	Synthetic Guaranteed Investment Contract 1819-02, Stepped maturity, 3.9%		.2
	Monumental Life Insurance Company	Synthetic Guaranteed Investment Contract MDA00434TR-1, Stepped maturity, 2.8%		3.1
	Monumental Life Insurance Company	Synthetic Guaranteed Investment Contract MDA00434TR-2, Stepped maturity, 2.8%		3.4
	Monumental Life Insurance Company	Synthetic Guaranteed Investment Contract MDA00434TR-3, Stepped maturity, 2.8%		1.0
	Monumental Life Insurance Company	Synthetic Guaranteed Investment Contract MDA00434TR-5, Stepped maturity, 2.8%		2.7
	Monumental Life Insurance Company	Synthetic Guaranteed Investment Contract MDA00434TR-6, Stepped maturity, 2.8%		3.0
	Monumental Life Insurance Company	Synthetic Guaranteed Investment Contract MDA00434TR-7, Stepped maturity, 2.8%		1.7
	Monumental Life Insurance Company	Synthetic Guaranteed Investment Contract MDA00434TR-8, Stepped maturity, 2.8%		2.0
	UBS AG	Synthetic Guaranteed Investment Contract 2999, Stepped maturity, 3.8%		6.5
	Total Synthetic Investment Contracts			**23.6**
	Pooled Fixed Income Fund	Bank-sponsored Collective Fund		2.3
	Pooled Fixed Income Fund	Asset-Backed Security Index Fund		5.5
	Pooled Fixed Income Fund	Int Credit Bond Index Fund		7.3
	Pooled Fixed Income Fund	Long Credit Bond Index Fund		3.7
	Pooled Fixed Income Fund	Mortgage-Backed Security Index Fund		9.1
	Pooled Fixed Income Fund	Int Government Bond Index Fund		4.4
	Pooled Fixed Income Fund	Long Government Bond Index Fund		1.1
	Pooled Equity Fund	Commercial Mortgage-Backed Security Fund		5.5
	Total Pooled Fixed Income and Equity Funds			**38.9**

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	AIG Sun America	Corporate Bond, due 02/01/06, par $.7, 5.9%		.7
	A T & T	Corporate Bond, due 04/01/04, par $.5, 7.5%		.5
	Bristol-Myers	Corporate Bond, due 10/01/06, par $.7, 4.8%		.8
	Citibank Insurance Trust	Corporate Bond, due 06/16/08, par $1.0, 5.7%		1.1
	Chemical Auto Trust	Corporate Bond, due 11/17/08, par $.5, 5.5%		.5
	Chemical Master Trust	Corporate Bond, due 09/15/08, par $.5, 6.0%		.5
	Citigroup Global	Corporate Bond, due 12/01/05, par $.2, 6.8%		.2
	Chase Auto Trust	Corporate Bond, due 09/15/08, par $1.0, 4.2%		1.0
	Conco	Corporate Bond, due 04/15/04, par $.8, 5.9%		.8
	Countrywide Home	Corporate Bond, due 05/15/07, par $.6, 5.6%		.7
	Ford	Corporate Bond, due 09/15/06, par $.7, 4.4%		.7
	GE Capital Global	Corporate Bond, due 08/15/07, par $.8, 3.5%		.8
	GTE	Corporate Bond, due 04/15/06, par $.5, 6.4%		.5
	John Hancock Global	Corporate Bond, due 01/31/05, par $.7, 7.5%		.8
	Harot	Corporate Bond, due 10/21/08, par $.6, 2.2%		.5
	MBNA	Corporate Bond, due 12/05/06, par $.5, 6.4%		.5
	Narot	Corporate Bond, due 02/15/07, par $.1.0, 4.8%		1.0
	Newcourt Credit Group	Corporate Bond, due 02/16/05, par $.8, 6.9%		.9
	Onyx	Corporate Bond, due 08/15/07, par $.4, 6.9%		.4
	PP&L	Corporate Bond, due 12/26/05, par $.1, 6.7%		.1
	Sears Credit Master Trust	Corporate Bond, due 07/15/08, par $.3, 7.0%		.3
	Sears Credit Master Trust	Corporate Bond, due 11/17/09, par $.3, 6.5%		.3
	Telefonica Global	Corporate Bond, due 09/15/05, par $.7, 7.4%		.8
	USTN	Corporate Bond, due 10/31/05, par $.4, 1.6%		.3
	USTN	Corporate Bond, due 03/31/05, par $.5, 1.6%		.5
	USTN	Corporate Bond, due 08/15/06, par $5.0, 2.4%		5.0
	USTN	Corporate Bond, due 08/31/05, par $3.6, 2.0%		3.6
	Westo	Corporate Bond, due 08/20/10, par $1.1, 3.1%		1.1
	Total Bonds and Government Notes			**24.9**
***	**Avery Dennison Corporation Common Stock**	**6,519,340 shares**	**163.9**	**359.1**
*	Investment in Registered Investment Company	Fidelity United States Equity Index Fund		38.5
*	Investment in Registered Investment Company	Fidelity Growth Company Fund		10.8
*	Investment in Registered Investment Company	Fidelity Magellan Fund		44.8
*	Investment in Registered Investment Company	Fidelity Puritan Fund		32.8
*	Investment in Registered Investment Company	Fidelity Retirement Gov't Money Market Fund		18.2
*	Investment in Registered Investment Company	Fidelity Overseas Fund		8.0
*	Investment in Registered Investment Company	NB Genesis Trust Fund		12.9
*	Investment in Registered Investment Company	Fidelity Dividend Growth Fund		28.6
*	Investment in Registered Investment Company	Fidelity Fund		3.9
*	Investment in Registered Investment Company	Fidelity Equity Income Fund		1.5
*	Investment in Registered Investment Company	Fidelity Freedom Income Fund		.5
*	Investment in Registered Investment Company	Fidelity Freedom 2000 Fund		.6
*	Investment in Registered Investment Company	Fidelity Freedom 2010 Fund		2.2
*	Investment in Registered Investment Company	Fidelity Freedom 2020 Fund		1.0
*	Investment in Registered Investment Company	Fidelity Freedom 2030 Fund		.7
*	Investment in Registered Investment Company	Fidelity Freedom 2040 Fund		.3
*	Investment in Registered Investment Company	Artisan Mid Cap Growth Fund		2.8
	Total Investments in Registered Investment Companies			**208.1**
	Participant Loans	**4.75% - 12.5%**		**14.8**
				$ 699.4

* Recordkeeper for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

** Custodian for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

*** Plan sponsor and, therefore, a party-in-interest for which a statutory exemption exists.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS*
For the Year Ended November 30, 2003
EIN #95-1492269 Plan #004
(Dollars in Millions)

(a) Identity of Party Involved	(b) Description of Asset (Including interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Avery Dennison Corporation**	Avery Dennison Corporation Common Stock	$ –	$ 22.6	$ –	$ –	13.9	$ 22.6	$ 8.7
		27.4	–	–	–	27.4	27.4	–

* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the Plan year, with certain exceptions.

** Plan sponsor and, therefore, a party-in-interest for which a statutory exemption exists.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-1132, 33-3645 and 33-58921) of Avery Dennison Corporation of our report dated May 25, 2004 relating to the financial statements of the Avery Dennison Corporation Employee Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 26, 2004